

Division of
Investment Management

February 25, 2011

Morrison C. Warren, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603-4080

Re: Destra Investment Trust II (the "Trust")
        File Nos. 811-22523 and 333-171933

Dear Mr. Warren:

        We have reviewed the registration statement filed January 28, 2011, for Destra
Investment Trust II, consisting of the Destra Dividend All-Cap Value Fund, the Destra
Focused Equity Fund and the Destra Preferred Securities and Income Fund (singularly
the "Fund", collectively the "Funds"), on Form N-1A with the Commission. For
convenience, we generally organized our comments using headings and defined terms
from the registration statement. Comments given in one place should be applied
elsewhere.

Destra Dividend All-Cap Fund

Fee Table, Page 1

        Change the line item "Advisory Fee Waiver" to "Fee Waiver". Change the line
        item "Total Annual Fund Expenses After Waiver" to "Total Annual Fund
        Operating Expenses After Fee Waiver". See Item 3, Instruction 3(c) to Form N-
        1A.

Principal Investment Strategies, Page 2

        Since the word "dividend" is in the Fund's name please include a policy to invest
        at least 80% of assets in dividend-paying stocks. See Rule 35d-1 to the Investment
        Company Act of 1940 (the "1940 Act").

Principal Risks, Page 3

        Provide the risks of publicly traded partnerships, real estate investment trusts and
        royalty income trusts.

Disclose the risks of investing in small and mid-cap companies.

Destra Focused Equity Fund

Fund Management, Page 9

Be more specific about the experience of the portfolio managers since at least 2006. Do not merely list employers, but detail positions held or regular duties.

Adviser Performance, Page 11

Where a series intends to present prior performance information of another account or investment company, the registrant needs to complete the disclosure before the staff may continue our review.

Destra Preferred Securities and Income Fund

Principal Investment Strategies, Page 2

The Fund has a policy of investing 80% of its assets in preferred and income producing securities. The Fund's name has only "preferred securities" but not "income producing securities" in its name. To ensure that the Fund's name is consistent with its investment policy, please either add "income producing securities" to the Fund's name or delete "income producing securities" from the Fund's investment policy. See Rule 35d-1 to the 1940 Act.

Disclosure in this section states that investment in exchange-traded funds will be a principal strategy. Currently, there is not a line item in the fee table for Acquired Fund Fees and Expenses ("AFFE"). Verify that these expenses will not exceed one basis point or add the AFFE line item to the fee table. See Instruction 3(f) to Item 3 of Form N-1A.

Disclose the maturity policy with respect to the investment of this series in debt securities.

Principal Risks, Page 3

Specify the risks of concentrating in the financial services sector.

Non-Principal Investment Strategies, Page 7

This section identifies investment in ETFs as a non-principal strategy while earlier disclosure states that investment in ETFs is a principal strategy. Please make disclosure consistent.

<u>Statement of Additional Information</u>

Board of Trustees

Please disclose the directorships held by the trustees <u>over the last five years</u>. <u>See</u> Item 17(b)(3)

Disclosure of Portfolio Holdings

Disclosure in the second paragraph states that the funds may disclose on an ongoing basis non-public portfolio holdings information to various service providers. Please disclose the typical frequency of portfolio holdings disclosure and lag time in all ongoing agreements. <u>See</u> Item 16(f)(1)(iii).

<u>General Comments</u>

1.   Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

2.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

3.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

4.   Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

5.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

6.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

*   *   *

If you have any questions regarding these comments, please call me at (202) 551-6946.

Sincerely,

Briccio B. Barrientos
Senior Accountant
Branch 17